Exhibit 21.1
Subsidiaries of Williams Pipeline Partners L.P.
Following the transactions contemplated by the closing of the offering to which this Exhibit relates, Williams Pipeline Partners L.P. will have the following subsidiaries:
Williams Pipeline Operating LLC, a Delaware limited liability company
Williams Pipeline Partners Holdings LLC, a Delaware limited liability company
Northwest Pipeline GP, a Delaware general partnership